October 5, 2007

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

      Re: Strasbaugh
            Registration Statement on Form SB-2
            Filed September 17, 2007
            File No. 333-144787

Dear Mr. Shillings:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Given the nature and size of your transaction, we are unable to agree with your response to prior comment 1 that the transaction being registered is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Because you also do not appear to be eligible to conduct a delayed or continuous offering under Rule 415(a)(1)(x), you may not file a registration statement before the time that the selling security holders exercise and convert their outstanding securities into common stock. At that time, you may register the transaction on the form on which you are eligible to register a primary offering, identify the selling security holders as underwriters in the registration statement, and include the fixed price at which the underwriters will sell the common stock for the duration of the offering.

2.   Refer to your response to prior comment 15. Please note that your Form 8-A registration statement will become effective automatically by operation Section 12(g) of the Exchange Act sixty days after it was filed.

Prospectus Cover Page

3.   We note your response to our prior comment 2. Given that there is no market for your securities, please prominently disclose the fixed price at which your selling shareholders will sell their securities, rather than the range as you describe.

4.   As stated in prior comment 2, we do not object to disclosure regarding sales at prevailing market prices or privately negotiated prices after shares are quoted on the OTC Bulletin Board; however, the language in your prospectus appears to be more broad. Please revise accordingly.

Business, page 30

5.   We note your response to prior comments 18 and 30 that, after shareholders approved your dissolution, the board pursued and preliminarily authorized the share exchange transaction. Please tell us how the board's activity was consistent with the dissolution plan and procedures filed and described in your definitive proxy material filed May 5, 2005. From that proxy material, it appears that shareholders authorized management to conduct only a specific, limited set of activities that did not include a share exchange. Include in your response to this comment, specific references to the disclosure in your proxy statement and the Plan of Dissolution included as an annex to the proxy material.

Expand our presence in China, page 36

6.   Please disclose your response to prior comment 23 that the Research Institute is a government-funded agency.

Management, page 46

7.   Please expand your response to prior comment 32 to provide a more detailed analysis of how you conclude that the "key employees" are not executive officers as defined by Rule 405. For example, it is unclear how a "Vice President – Sales and Marketing" is not a "vice president of the registrant in charge of a principal business unit division or function (such as sales…)" as defined in Rule 405. Cite all authority on which you rely.

Employment Agreements, page 54

8.   Please expand your disclosure provided in response to comment 34 to address all severance benefits mentioned in the agreements.

Certain Relationships and Related Party Transactions, page 68

9.   Please tell us why you have not included the note payable to Agility Capital LLC in this section.

Repayment of Loan, page 69

10.   Please reconcile the amount paid to Alan Strasbaugh on May 31, 2007 with the amount disclosed in Note 5 on page F-14.

Series A. Preferred Stock Financing, page 69

11.   We reissue prior comment 42 which sought disclosure in your prospectus.

Repurchases, page 70

12.   Please specify the date of the repurchases. Also, disclose the number of shares repurchased and the exercise price and number of shares underlying the warrants.

Index to Financial Statements, page F-1

-Correction of Prior Period Error, page F-7

13.   Please refer to prior comment 57. Please provide us with a comprehensive quantitative analysis of the materiality of *each* individual error based on the guidance in SAB 99 and SAB 108 for the year ended December 31, 2005 and 2006 and the six months ended June 30, 2007 and 2006. Within the analysis, please provide your analysis of the materiality for each of these periods assuming the transactions had been recorded correctly. The quantitative analysis should address operating income (loss), net income (loss), earnings (loss) per share and any other relevant measures as well as the factors outlined in SAB 99 and SAB 108.

14.   Further to the above, we note from your response that you had a $34,000 unrecorded error related to inventory pricing adjustments that would result in more income during fiscal 2005. However, you disclose in your footnotes that you had $33,000 in unrecorded errors related to inventory pricing adjustments that arose during fiscal 2006. Please tell us and revise your filing to clearly disclose the amount of the unrecorded error, when the error was detected, and the fiscal year that the error relates. Within your discussion, please explain to us why you have not corrected this error within your financial statements.

Note 9. Conditionally Redeemable Convertible Series A Preferred Stock, page F-19

Series A Preferred Stock Financing, Page F-19

15.   We note that you issued series A convertible redeemable preferred stock with a cumulative 8% dividend rate during the six months ended June 30, 2007. Please revise your filing to state, if true, that you evaluated the conversion feature and redemption features for potential embedded derivatives based on the guidance in SFAS 133 and that you concluded that the preferred stock was conventional

convertible debt (i.e. akin to equity rather than debt) and the underlying reasons why. Refer to EITF 00-19 and SFAS 133.

16. We note that you issued 1,271,797 warrants to purchase common stock in connection with the Series A Preferred Stock Financing. We further note from Exhibit C provided in your response that the holders of the warrants may exercise under a cashless exercise feature if the underlying common stock is not registered. Please tell us and revise your filing to disclose all of the terms of the warrants including the cashless exercise feature. Within your revised disclosure, please explain how you considered this cashless or net share settlement feature within your analysis to classify these instruments as equity under EITF 00-19.

Annual Financial Statements, page F-25

Statements of Income, page F-27

17. We note your response to prior comment 58 in which you state that the statute of limitations has expired and, as such, these balances are no longer legal claims. Please tell us the legal basis for your conclusions that these debts have been extinguished in accordance with SFAS 140, including whether you obtained an opinion from legal counsel.

Note 1. Summary of Significant Accounting Policies, page F-30

-Property, Plant, & Equipment, page F-32

18. Please refer to prior comment 68. Please address the following comments:
   - As previously requested, please provide to us the amount of this equipment included in inventory and property, plant, and equipment at December 31, 2006.
   - Please tell us and revise your filing to clearly explain why you transfer tools from inventory to plant, property, and equipment at net cost rather than at the lower of cost or market.
   - Cite the accounting literature relied upon and how you applied this literature to your situation.

-Revenue Recognition, page F-334

19. Please refer to prior comment 60. We note that you recognize revenue for tools once the customer has visited the plant, signed off on the tool, and the tool is completed and shipped. We further note that you provide installation services to your customers and that you do not charge for installation as it is an inconsequential or perfunctory obligation and not considered a separate element of the sales contract. Please tell us and revise your filing to explain whether a portion of the contract fee is payable upon the installation of your tools and how

you considered the guidance in Question 3 of SAB Topic 13A3(c) in your revenue recognition policy.

20.   Please refer to prior comment 61. We note from your response and disclosures on page F-34 that your products contain software. Please tell us and revise your filing to explain how your revenue recognition policies consider the guidance in SOP 97-2, as amended by SOP 98-9.

-Shipping Costs, page F-34

21.   Please refer to prior comment 63. As previously requested, please revise your accounting policy and statement of operations to recognize shipping amounts billed to customers as revenue.   Refer to paragraph 5 of EITF 00-10.

Note 10. Stock Compensation Plans, page F-43

22.   Please refer to prior comment 66. We note from your response that the fair value of your common stock on the modification date was $0.07 per share and that you determined the fair value of your common stock based upon the last known sales price of $0.07 per share. Please tell us when the last known sales price occurred and whether it was to a related party or an unrelated third party.

        Further to the above, please explain to us why you recognized $7,000 in compensation expense for this modification under SFAS 123(R) *and APB 25* since you adopted SFAS 123(R) on January 1, 2006.

23.   Please refer to prior comment 67. Please explain to us what you mean by "grant/modification date fair value." For instance, please revise your filing to explain if this amount relates to the fair value of your common stock underlying the stock options on the date of modification or if it relates to the fair value of the option as determined by the Black Scholes model on the modification date.

Exhibit 99.1

24.   We note the exhibit filed in response to prior comment 13. However, the exhibit should specifically consent to being named in the prospectus and to the use of the data in the manner presented in your prospectus.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Larry Cerutti, Esq.
        Rushika Kumararatne, Esq.